# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: International General Insurance Holdings Ltd., CIK 0001794338
CUSIP: G4809J106
Title of class of securities: Common Shares $0.01 par value
Address of issuer's principal executive offices: 74 Abdel Hamid Sharaf Street, P.O. Box 941428, Amman, Jordan (M2), 11194
Date of event which requires filing of this statement: 07/09/2025
Filed by CIK 0001808127
Persons authorized to receive notices and communications: Sarah Lashkoo, Oman International Development, & Investment Co. SAOG, P.O. Box 3886, Ruwi, Muscat, Oman (P4), 112, 968 2476 9500

## Reporting persons
- Oman International Development & Investment Co. SAOG (CIK 0001808127): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Oman (P4); source of funds: other (OO); sole voting power 9,115,138; shared voting power 0; sole dispositive power 9,115,138; shared dispositive power 0; aggregate amount beneficially owned 9,115,138 (21.4% of the class)
  Comment: For Rows 7, 9, 11: * See Item 5 of this statement on Schedule 13D.
  
  For Row 13: ** For limited purposes of this statement on Schedule 13D only, the percentage of common shares beneficially owned by the Reporting Person is based on 42,654,198 common shares outstanding as of June 10, 2026, as reported by International General Insurance Holdings Ltd (No. 001-39255) (the "Company") in its report on Form 6-K, filed with the Securities and Exchange Commission (the "SEC") on June 25, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Shares $0.01 par value
Name of issuer: International General Insurance Holdings Ltd.
Address of issuer's principal executive offices: 74 Abdel Hamid Sharaf Street, P.O. Box 941428, Amman, Jordan (M2), 11194
Comment:
This Amendment No. 2 (this "Amendment No. 2") amends and supplements certain information in the Schedule 13D originally filed by the Reporting Person with the SEC on March 31, 2020 (the "Original Schedule 13D"), as amended by Amendment No. 1 filed on March 2, 2023 ("Amendment No. 1" and together with the Original 13D, the "Existing Schedule 13D"). Upon giving effect to this Amendment No. 2, the Existing Schedule 13D, as amended and supplemented hereby, constitutes the "Schedule 13D."

Except as set forth below, all Items of the Existing Schedule 13D remain unchanged and in full force and effect. All capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Existing Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Existing Schedule 13D is hereby amended and restated by the following:

This Schedule 13D is filed by Oman International Development & Investment Co. SAOG (the "Reporting Person"), a public joint stock company organized under the laws of the Sultanate of Oman. The Reporting Person beneficially owns common shares of the Company through its wholly owned subsidiaries, Jabreen International Development Company SAOC and Ominvest International Holding Limited. The Reporting Person is the ultimate parent entity of each subsidiary.
Residence or business address:
The address of principal business and principal office of the Reporting Person is:

Ominvest Business Center
Madinat Al Erfaan
Muscat Hills, Block No 9993
Building No. 95, Seventh Floor
PO Box 3886, Ruwi, Postal Code 112
Sultanate of Oman
Present principal occupation or employment: The principal business of the Reporting Person is to invest in primarily six platforms: insurance, banking & finance, private equity, global capital markets, real estate and technology.
Criminal convictions in the last five years: During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Information regarding each executive officer and director of the Reporting Person is set forth in Annex A hereto and incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Existing Schedule 13D is hereby amended to include the following after the final paragraph therefore:

At the time of the filing of Amendment No. 1 on March 2, 2023, the Reporting Person beneficially owned 9,575,138 Common Shares, representing approximately 20.4% of the Issuer's total outstanding Common Shares, based on 46,886,225 Common Shares outstanding as of September 30, 2022, as reported in the Issuer's report on Form 6-K filed with the SEC on January 31, 2023.

Since the filing of Amendment No. 1, the Reporting Person has not acquired any Common Shares of the Issuer.

As reported in the Issuer's report on Form 6-K filed with the SEC on July 9, 2025, the Issuer had 44,633,099 Common Shares outstanding as of June 25, 2025. As a result of the decrease in the Issuer's total Common Shares outstanding, the Reporting Person's beneficial ownership percentage increased from approximately 20.4% to approximately 21.5%.

The Reporting Person subsequently disposed of an aggregate of 420,000 Common Shares in open market transactions, as follows: (i) 60,000 Common Shares were sold between May 26-27, 2026, as reported in the Reporting Person's Notice of Proposed Sale of Securities on Form 144 filed with the SEC on June 11, 2026; (ii) 180,000 Common Shares were sold between June 11-12, 2026, as reported in the Reporting Person's Notice of Proposed Sale of Securities on Form 144 filed with the SEC on June 16, 2026; (iii) 7,636 Common Shares were sold on June 15, 2026, as reported in the Reporting Person's Notice of Proposed Sale of Securities on Form 144 filed with the SEC on June 17, 2026; (iv) 92,364 Common Shares were sold between June 18-22, 2026, as reported in the Reporting Person's Notice of Proposed Sale of Securities on Form 144 filed with the SEC on June 22, 2026; and (v) 80,000 Common Shares were sold between June 29-30, 2026, as reported in the Reporting Person's Notice of Proposed Sale of Securities on Form 144 filed with the SEC on June 30, 2026. Following these dispositions, the Reporting Person beneficially owns 9,115,138 Common Shares, representing approximately 21.4% of the Issuer's outstanding Common Shares, based on 42,654,198 Common Shares outstanding as of June 10, 2026, as reported in the Issuer's report on Form 6-K filed with the SEC on June 25, 2026.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Existing Schedule 13D is hereby amended to include the following after the final paragraph thereof:

The Reporting Person acquired the Common Shares for investment purposes and has entered into sales in accordance with its investment strategy. The Reporting Person may sell additional Common Shares from time to time, in open market transactions, in privately negotiated transactions, or otherwise, depending upon prevailing market conditions, the market price of the Common Shares, and such other factors as the Reporting Person may deem relevant. There can be no assurance as to whether, when, or in what amounts any such additional dispositions will be made.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item (a) to (d) of Item 5 of the Existing Schedule 13D are hereby amended as follows:

As of the date of this Amendment No. 2, the Reporting Person beneficially owned 9,115,138 Common Shares, representing 21.4% of the outstanding Common Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: As of the date of this Amendment No. 2, the Reporting Person had sole voting and dispositive power over 9,115,138 Common Shares. The Reporting Person did not have shared voting and dispositive power over any Common Shares.
Transactions in the class effected during the past sixty days:
The Reporting Person effected the following sales of Common Shares during the past sixty days:

Date Amount of Common Price Per Common Share Where and How Effected
Shares Sold
May 26, 2026 40,000 $25.00 Open Market
May 27, 2026 20,000 $25.00 Open Market
June 11, 2026 80,000 $25.08 Open Market
June 12, 2026 100,000 $25.17 Open Market
June 15, 2026 7,636 $25.00 Open Market
June 18, 2026 24,256 $25.00 Open Market
June 22, 2026 68,108 $25.00 Open Market
June 29, 2026 3,583 $26.06 Open Market
June 30, 2026 76,417 $25.44 Open Market

To the knowledge of the Reporting Person, none of the directors and officers of the Reporting Person listed in Annex A to this Schedule 13D effected any transactions in the Common Shares during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: Other than the Reporting Person, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person's securities.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Signatures
- Oman International Development & Investment Co. SAOG: /s/ BADAR AL SHANFARI, Badar Al Shanfari/Chief Operating Officer (08/03/2026)
- Oman International Development & Investment Co. SAOG: /s/ WALEED AL YARUBI, Waleed Al Yarubi/Chief People, Corporate Communications and Sustainability Officer (08/03/2026)
Comment: None.